Via Telecopy
1-202-772-9202

October 5, 2010

David R. Humphrey
Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Flanigan’s Enterprises, Inc. (“Flanigan’s”)
Form 10-K for the fiscal year ending October 3, 2009
File No. 01-06836

Dear Mr. Humphrey,

This letter will acknowledge receipt of your comment letter of September 22, 2010 and provide Flanigan’s response thereto.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations

Comparison of Fiscal Years Ended October 3, 2009 and September 27, 2008, page 36

1.
In future filings on Form 10-K and 10-Q, the disclosure of specific measures of operating results, exclusive of new restaurant locations, will be excluded from all discussion as a non-GAAP measure that has not been reconciled and discussed in accordance with the requirements of Item 10(e) of Regulation S-K.

Note 6  - Income Taxes, page F – 19

2.
The “Tax effect of consolidation elimination entry of ($81,000) relates to an allowance for doubtful accounts of ($241,000) established on Flanigan’s corporate books as of October 3, 2009 relating to an inter-company account with one of the consolidated limited partnerships (Stuart, Florida).  The need for an allowance was indicated when the property of which the leased premises is a part entered foreclosure during a period where the limited partnership’s possession of the leased premises had reverted to a month to month lease.  Since the allowance was not offset by forgiveness of debt to the limited partnership, Flanigan’s followed the guidance for elimination of intra-entity transactions and balances

David R. Humphrey
October 5, 2010

contained in section 810 of the codification; “if a subsidiary reflects a liability to its parent, but the parent has written off the related receivable, the difference should be credited to retained earnings or, if the write-off was in the current year, to income.”  Since the allowance for doubtful accounts resulted in a temporary difference on Flanigan’s (parent company) tax accrual, the eliminating entry reversing the impact on net income necessitated recognition of the reversal of the temporary difference for the consolidated entity.  The tax effect of such adjustment is ($241,000) x 34% or ($81,000).

The “Deferred tax asset true up of ($140,000) relates to the tax impact of deferred start-up costs for three limited partnerships during the period between initial activity of the limited partnerships (wherein Flanigan’s held 100% ownership pre-offering) and the completed offerings of the limited partnership interests.  During the pre-offering phase, all start-up costs were treated as a permanent difference.   An adjustment should have been made once the offerings were finalized to recognize the deferred tax asset relating to Flanigan’s share of start-up costs capitalized between the date of original activity and the date the limited partnership offering was completed.  This was not done until the 2009 adjustment.  The impact of these adjustments relate to fiscal years 2006 to 2008 as follows:

2006-	$98,000 relating to three years pre-offering activity for the Pinecrest, Florida limited partnership.
2007-	$4,000 relating to one year pre-offering activity for the Pembroke Pines, Florida limited partnership.
2008-	$38,000 relating to the two years pre-offering activity for the Davie, Florida limited partnership.

The pro-forma effect of the adjustment to deferred tax asset relating to adjustment of the capitalization of start-up costs between activity commencement and the completed offering for the above limited partnerships for fiscal years 2006, 2007, 2008 and 2009 are as follows:

	Fiscal 2006		Fiscal 2007

	Actual	Pro-forma	Actual	Pro-forma

Revenues	55,014,000	55,014,000	61,101,000	61,101,000

Costs and Expenses	53,376,000	53,376,000	59,001,000	59,001,000

Income from Operations	1,638,000	1,638,000	2,100,000	2,100,000

Other Income (Expense)	674,000	674,000	(35,000)	(35,000)

Income before Provision for Income
and Minority Interest in Earnings
of Consolidated Limited Partnerships	2,312,000	2,312,000	2,065,000	2,065,000

Provision for Income Taxes
Current	(870,000)	(870,000)	(814,000)	(814,000)
Deferred	120,000	218,000	116,000	120,000
	(750,000)	(652,000)	(698,000)	(694,000)
Minority Interest in Earnings of
Consolidated Limited Partnerships	(312,000)	(312,000)	(100,000)	(100,000)

Net Income	1,250,000	1,348,000	1,267,000	1,271,000

	Fiscal 2008		Fiscal 2009

	Actual	Pro-forma	Actual	Pro-forma

Revenues	64,209,000	64,209,000	67,060,000	67,060,000

Costs and Expenses	62,209,000	62,209,000	64,613,000	64,613,000

Income from Operations	2,000,000	2,000,000	2,447,000	2,447,000

Other Income (Expense)	(392,000)	(392,000)	(204,000)	(204,000)

Income before Provision for Income
and Minority Interest in Earnings
of Consolidated Limited Partnerships	1,608,000	1,608,000	2,243,000	2,243,000

Provision for Income Taxes	(564,000)	(526,000)	(227,000)	(367,000)

Minority Interest in Earnings of
Consolidated Limited Partnerships	13,000	13,000	(627,000)	(627,000)

Net Income	1,057,000	1,095,000	1,389,000	1,249,000

For all future activity with new limited partnerships, the deferred tax asset relating to deferred start-up costs for tax purposes, will be recognized at such time as the limited partnership offering is completed and Flanigan’s interest in the asset is established.

Finally, this letter also acknowledge that (i) Flanigan’s is responsible for the adequacy and accuracy of the disclosure in the Form 10-K for the period ending October 3, 2009; (ii) staff comments or changes to disclosure in response to staff comments do not

David R. Humphrey
October 5, 2010

foreclose the commission from taking any action with respect to this filing; and (iii) Flanigan’s may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

I trust that this letter is responsive in all respects to your comment letter of September 22, 2010 concerning Flanigan’s annual report on Form 10-K for the period ending October 3, 2009.  Notwithstanding, should you have any further questions or comments, please do not hesitate to contact me.

Your assistance and guidance in this matter is appreciated.

Very truly yours,
FLANIGAN’S ENTERPRISES, INC.

Jeffrey D. Kastner
Chief Financial Officer and Secretary
JDK/lfk

cc:	Betsy Bennett,
Bennett Consulting
Nicole M. Mannarino, CPA
MarcumRachlin, a division of Marcum LLP